Exhibit 23(d)(ii)


                        AMENDMENT TO MANAGEMENT AGREEMENT
                                     BETWEEN
                             THE RODNEY SQUARE FUND
                                       AND
                      RODNEY SQUARE MANAGEMENT CORPORATION

         Amendment, dated as of June 29, 1998, amends the Management Agreement dated August 9, 1991 ("Management Agreement") between The Rodney Square Fund (the "Trust") and Rodney Square Management Corporation (the "Adviser").

         WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), as an open-end management investment company and offers for sale distinct series of shares of beneficial interest ("Series"), each corresponding to a distinct portfolio; and

         WHEREAS, the Trust has retained the Adviser to furnish certain services including investment advisory, portfolio management and administrative services to the Trust and each Series pursuant to the Management Agreement.

         NOW THEREFORE, it is agreed between the parties hereto as follows:

1. Paragraph 5 of the Management Agreement shall be deleted and replaced in its entity with the following:

         5. COMPENSATION OF THE ADVISER. For the services to be rendered and the payments made pursuant to this Agreement the Adviser shall receive an annual fee, payable monthly as soon as practicable after the last day of each month, at the annual rate of 0.47% of each Series' first $1 billion of average daily net assets; 0.43% of each Series' next $500 million of average daily net assets; 0.40% of each Series' next $500 million of average daily net assets; and 0.37% of each Series' average daily net assets in excess of $2 billion, as determined at the close of the business on each day throughout the month. The value of net assets shall be determined pursuant to the applicable provisions of the Trust's Declaration of Trust, its By-Laws and the Investment Company Act. If, pursuant to such provisions, the determination of the net asset value of any Series of the Trust is suspended for any particular business day, then the value of the net assets of that Series on that day shall be deemed to be the value of its net assets as determined on the preceding business day. If the determination of the net asset value of any Series has been suspended for more than one month, the Adviser's compensation payable at the end of that month shall be computed on the basis of the value of the net assets of the Series as last determined (whether during or prior to such month). The Adviser agrees to reimburse the Trust or to waive all or part of its advisory

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fee on a monthly basis, to the extent that the annual operating  expenses of any
Series exceed the highest applicable expense limitation established pursuant to the statutes or regulations of any jurisdiction in which the shares of the Series are qualified or registered for offer and sale.

2. All other provisions of the Management Agreement shall remain in full force in effect.

         IN WITNESS WHEREOF the parties have caused this instrument to be signed on their behalf by their respective officers thereunto duly authorized, as of the date first written above.

                                    THE RODNEY SQUARE FUND

                                    By:              /S/ NINA M. WEBB

                                    Name:            Nina M. Webb

                                    Title:           Vice President

                                    RODNEY SQUARE MANAGEMENT CORPORATION

                                    By:              /S/ NINA M. WEBB

                                    Name:            Nina M. Webb

                                    Title:           Vice President